UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.    )

Centric Brands Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

15644G 104

(CUSIP Number)

Jason Rabin

c/o Centric Brands Inc.

350 5th Avenue, 6th Floor

New York, NY 10118

Tel: (323) 890-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15644G 104

1.	Name of reporting person Jason Rabin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,358,000
	8.	Shared voting power 0
	9.	Sole dispositive power 3,358,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,358,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.79% (1)
14.	Type of reporting person (see instructions) IN

(1) Based upon 14,079,480 shares of common stock, par value $0.10 per share (“Common Stock”) of Centric Brands Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of August 14, 2018, per the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2018, as adjusted for the following transactions: (i) the conversion of 50,000 shares of 10.0% Series A Convertible Preferred Stock, par value $0.10 per share (the “Series A Convertible Preferred Stock”), of the Issuer into 5,852,142 shares of Common Stock on October 29, 2018; (ii) the conversion of 4,587,964 shares of 10.0% Series A-1 Convertible Preferred Stock, par value $0.10 per share (the “Series A-1 Convertible Preferred Stock”) into 4,951,177 shares of Common Stock on October 29, 2018; (iii) the Issuer’s private placement of 33,094,501 shares of Common Stock on October 29, 2018 (such as adjusted amount, which totals 57,977,300 shares of Common Stock, the “As Adjusted Outstanding Amount”).

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.10 par value (the “Common Stock”) of Centric Brands Inc. (f/k/a Differential Brands Group Inc.), a Delaware corporation (the “Issuer”), having its principal executive offices at 350 5th Avenue, 6th Floor, New York, NY 10118.

Item 2.	Identity and Background

(a)       The name of the reporting person is Jason Rabin (the “Reporting Person”).

(b)       The principal business address of the Reporting Person is c/o Centric Brands Inc., 350 5th Avenue, 6th Floor, New York, NY 10118.

(c)       The Reporting Person is the Chief Executive Officer of the Issuer and a member of the Board of Directors of the Issuer.

(d) (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired 3,125,000 shares of Common Stock (the “Shares”) from the Issuer pursuant to the Subscription Agreement (as defined below) for a purchase price of $25,000,000.00. The purchase of the Shares of Common Stock was financed with cash on hand from the Reporting Person and upon the direction of cash owed to the Reporting Person to the Issuer. The Reporting Person acquired 233,000 shares of Common Stock in open market purchases for an aggregate purchase price of $988,421.00 financed with cash on hand from the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference. The Reporting Person does not have any plans or proposals outside the scope of his normal fiduciary duties as an officer and director of the Issuer. The Reporting Person will not amend Item 4 of this Schedule 13D to disclose plans or proposals of the Issuer or known to him in his capacity as an officer or director of the Issuer.

The Reporting Person may from time to time acquire additional shares of Common Stock in open market transactions or through the exercise of awards granted by the Issuer to the Reporting Person. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales or other transactions to one or more purchasers, consistent with his investment purpose. Additionally, the Reporting Person may be deemed to sell shares of Common Stock upon a cashless exercise of awards granted by the Issuer to the Reporting Person.

Other than as set forth above or as would occur with the completion of, or following, any of the actions discussed herein, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) (b) The information set forth in Item 3 is incorporated by reference into this Item 5. In addition, the information set forth on each of the cover pages hereto is incorporated by reference into this Item 5.

(c)       Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the past 60 days in shares of Common Stock. Within the last (60) days, on October 29, 2018, as an inducement to the Reporting Person’s acceptance of his position of Chief Executive Officer of the Company and for no consideration, the Reporting Person was granted 4,100,000 restricted stock units with respect to the Common Stock and 500,000 performance stock units with respect to the Common Stock (the “Inducement Grant”). The Inducement Grant was made as an inducement award and was not granted under the Issuer’s 2016 Stock Incentive Compensation Plan (the “2016 Plan”), but is subject to the same terms and conditions as provided in the 2016 Plan. None of the units received in the Inducement Grant are deliverable within 60 days of the date hereof.

This brief description of the material terms of the Inducement Grant is qualified in its entirety by reference to the provisions of the agreement and exhibits thereto attached to this report as Exhibit 99.1, which is incorporated by reference herein.

(d)       To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person identified in this Item 5.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated by reference herein, as applicable.

On October 29, 2018, the Issuer and the Reporting Period entered into a subscription agreement (the “Rabin Subscription Agreement”), pursuant to which the Reporting Person acquired 3,125,000 shares of Common Stock for a purchase price of $25,000,000. Under the Rabin Subscription Agreement, the shares of Common Stock held by the Reporting Person may not be transferred during a lock-up period of thirty-six months beginning on October 29, 2018, subject to certain exceptions. Also pursuant to the Rabin Subscription Agreement, and subject to the limitations described therein, the Issuer will provide certain piggy back registration rights with respect to shares of Common Stock beneficially owned by the Reporting Person as described herein.

The above descriptions of the Rabin Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements (or the form of such agreement) and the form of which is filed as Exhibit 99.2 this Schedule 13D and which is incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits

Exhibit 99.1	Employment Agreement, dated as of October 29, 2018, by and between Differential Brands Group Inc. and Jason Rabin (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

Exhibit 99.2	Form of Rabin Subscription Agreement (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 2, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2018

/s/ Jason Rabin
Jason Rabin